NO ACT

PE 2-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10011709

April 2, 2010



Received SEC
APR 02 2010
Washington, DC 20549

Connie S. Stamets
Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, TX 75202-2711

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-2-10

Re: Chesapeake Energy Corporation
Incoming letter dated February 8, 2010

Dear Ms. Stamets:

This is in response to your letters dated February 8, 2010 and March 5, 2010 concerning the shareholder proposal submitted to Chesapeake by the California State Teachers' Retirement System. We also have received letters on the proponent's behalf dated February 22, 2010 and March 10, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

April 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chesapeake Energy Corporation
Incoming letter dated February 8, 2010

The proposal requests that the board of directors issue a sustainability report describing the company's short- and long-term responses to environmental, social and governance-related issues, including greenhouse gas emissions data and plans to manage emissions.

We are unable to concur in your view that Chesapeake may exclude the proposal under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Chesapeake may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Chesapeake may exclude the proposal under rule 14a-8(i)(7) because it requires an evaluation of risk. In our view, the proposal focuses primarily on sustainability and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Chesapeake may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

March 10, 2010

VIA EMAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Chesapeake Energy Corporation--Shareholder Proposal of California State Teachers' Retirement System

Ladies and Gentlemen:

On behalf of California State Teachers' Retirement System ("CalSTRS"), we respond to Chesapeake Energy Corporation's ("CEC" or the "Company") letter to the Staff of the Division of Corporation Finance ("Staff") dated March 5, 2010 ("March 5, 2010 Letter") seeking to exclude the shareholder proposal ("Proposal") that CalSTRS submitted to the Company for inclusion in the Company's 2010 proxy statement.

The March 5, 2010 Letter cites the wrong standard in arguing that the Proposal is excludable under Rule 14a-8(i)(3) and fails to distinguish the Proposal from similar proposals requesting that a company draft a sustainability report that were deemed not excludable by the Staff under Rule 14a-8(i)(7).

The Proposal Is Not Vague

CEC argues that the Proposal does not "'state as clearly as possible the course of action that [CalSTRS] believe[s] the company should follow.'" March 5, 2010 Letter at 2 (quoting Rule 14a-8(a)). To exclude a proposal as being vague under Rule 14a-8(i)(3), however, CEC must demonstrate that "the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B. Thus, the burden that CEC must meet to exclude the Proposal under Rule 14a-8(i)(3) is much more stringent than CEC articulates.

It is unclear exactly what CEC finds vague about the Proposal, which requests "the Board of Directors issue a sustainability report describing the company's short- and long-term responses to [environmental, social, and governance]-related issues." CEC concedes that requests to issue "sustainability reports are not excludable" as vague. March 5, 2010 Letter at 2. Furthermore, CEC concedes that the words "environmental", "social," and "governance" are not vague. *See id.* Finally, CEC concedes that a number of companies issue sustainability reports that discuss environmental, social, and governance issues. *See id.* at 1-2. In light of these concessions, CEC's contention that the Proposal "provides little, if any, guidance to shareholders and the Company as to the action contemplated therein" is absurd.

CEC argues that the Proposal is vague because the sustainability report will encompass "several diverse topics." Yet, CEC does not distinguish the Proposal from the proposal at issue in *SunTrust Banks, Inc.*, 2010 SEC No-Act. LEXIS 34 (Jan. 13, 2010), which requested a sustainability report "describing strategies to address the environmental and social impacts of SunTrust's business." *See also Texas Industries, Inc.*, 2007 SEC No-Act. LEXIS 541 (July 27, 2007) (finding no basis to exclude proposal under Rule 14a-8(i)(3) that requested the company draft a sustainability report that discussed the company's "economic, environmental, and social performance"); *Terex Corporation*, 2005 SEC No-Act. LEXIS 436 (March 18, 2005) (finding no basis to exclude proposal under Rule 14a-8(i)(3) that requested "that Terex disclose its social, environmental and economic performance by issuing annual sustainability reports"). These No Action Letters demonstrate that a proposal requesting a sustainability report that encompasses diverse topics are not excludable under Rule 14a-8(i)(3).

CEC argues that the Proposal's recital and resolution lack "continuity." March 5, 2010 Letter at 2. This is simply not true. The recital discusses why issuing a sustainability report on ESG-related issues will benefit the Company and identifies the Company's carbon emissions as a crucial environmental concern. The resolution requests that the Company issue a sustainability report that includes a discussion of the Company's "greenhouse gas emissions data and plans to manage emissions."

The Proposal Does Not Relate To CEC's Ordinary Business Operations

CEC's attempt to distinguish the Proposal from the proposal in *SunTrust Banks* fails. *See* March 5, 2010 Letter at 2-3. As CEC concedes, the Staff found no basis to exclude the proposal in *SunTrust Banks* under Rule 14a-8(i)(7) because it "'focus[ed] on climate change and sustainability.'" March 5, 2010 Letter at 3 (quoting *SunTrust Banks, Inc.*, 2010 SEC No-Act. LEXIS 34). Similarly, the Proposal requests a sustainability report "describing the company's short- and long-term responses to ESG-related issues." CEC does not attempt to describe how the Proposal relates to anything else other than sustainability and climate change.

Instead, CEC argues that the Proposal does not give the Company sufficient guidance on the contents of the sustainability report. Yet, the Staff has found no basis to exclude proposals calling for a sustainability report under Rule 14a-8(i)(7), even where the proposals give the company latitude to define sustainability. *See, e.g., Wendy's International, Inc.*, 2005 SEC No-Act. LEXIS 221 (Feb. 10, 2005) (finding no basis to exclude a proposal under Rule 14a-8(i)(7) that stated, "The report should include Wendy's definition of sustainability").

The fact that the sustainability report may discuss issues relating to sustainability beyond the Company's carbon emissions is not a basis to exclude the Proposal, as CEC argues. *See* March 5, 2010 Letter at 3. As the Staff held in *SunTrus Banks*, proposals focusing on sustainability are not excludable under Rule 14a-8(i)(7). *SunTrust Banks, Inc.*, 2010 SEC No-Act. LEXIS 34. The issue of sustainability concerns important societal issues that transcend the day-to-day business operations of a company and, as discussed above, may concern a number of diverse topics.

Finally, CEC argues that because it is "engaged primarily in the discovery and production of natural resources," issuing a sustainability report on plans to manage emissions will require an "internal assessment of the economic and financial risks and liabilities of the Company's ordinary business operations." March 5, 2010 Letter at 3. The Staff has rejected similar arguments made by energy companies seeking to exclude proposals requesting reports concerning the company's carbon emissions. *See, e.g., OGE Energy Corp.*, 2008 SEC No-Act. LEXIS 225 (Feb. 27, 2008); *Exxon Mobil Corporation*, 2007 SEC No-Act. LEXIS 391 (March 23, 2007).

CONCLUSION

For the reason set forth in this letter and CalSTRS' letter to the Staff dated February 22, 2010, CalSTRS respectfully requests that the Staff decline to concur in CEC's view that it may exclude the Proposal under Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

Please do not hesitate to contact the undersigned at 302-622-7065 should you have any questions concerning this matter or should you require any additional information.

Sincerely,



Michael J. Barry

MJB/rm
cc: Connie S. Stamets, Esquire

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Connie S. Stamets

214.758.1622 Office
214.758.8321 Fax

connie.stamets@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2711

March 5, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chesapeake Energy Corporation: Shareholder Proposal from California State Teachers' Retirement System

Ladies and Gentlemen:

On behalf of Chesapeake Energy Corporation (the "Company"), we submit this letter in response to the letter dated February 22, 2010 (the "Response Letter") to the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") from Grant & Eisenhofer P.A., submitted on behalf of California State Teachers' Retirement System (the "Proponent"), concerning the no-action request by the Company dated February 8, 2010 (the "No-Action Request"). The No-Action Request seeks the Staff's concurrence that the Company need not include the Proponent's proposal (the "Proposal") in the proxy materials for the Company's 2010 annual meeting of shareholders. The Proposal requests that the Company's Board of Directors "issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including greenhouse gas emissions data and plans to manage emissions." Without waiving any of the arguments set forth in the No-Action Request, we wish to clarify our position with regard to certain points of discussion in the Response Letter.

I. The Proposal is impermissibly vague and indefinite.

The Proposal's lack of theme, vague language and substantial inconsistencies between the resolution and the recitals cause such uncertainty as to the action requested of the Company that the Proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite.

In tacit recognition that the Proposal provides insufficient guidance by itself, the Response Letter turns to external sources to clarify the action requested of the Company. Rather than attempt to explain why the Proposal is not vague and indefinite, the Response Letter attaches full or partial sustainability reports by 3M Co., Ford Motor Co., PepsiCo, Inc. and AT&T Inc. and concludes that "in light of the fact that some of the largest companies in the United States issue sustainability reports similar to the one described in the Proposal, [the Company's] argument the Proposal is vague rings hollow."[1] Interesting as they are, the attached reports, a total of 151 pages and all by companies in dissimilar industries to the Company, cannot save the Proposal from the defects we identified in the No-Action Request.

The Response Letter also cites favorably shareholder proposals submitted to Chevron Corporation and Intel Corporation in 2009.[2] However, the *Chevron* and *Intel* shareholder proposals focused narrowly on the action requested of the companies and, for each proposal, there is an obvious continuity among the recitals, resolution and supporting statement. For example, the *Chevron* proposal concerned Chevron's assessment of host country laws with respect to their adequacy to protect health, the environment and the company's reputation. Each paragraph of the proposal discusses a specific Chevron operation, corporate policy, liability or event, all of which relate directly to the action requested in the resolution. The *Intel* proposal requested that the company adopt a comprehensive policy articulating its commitment to the "Human Right to Water." Each paragraph of the proposal discussed Intel's extensive water use, corporate policies or access to water issues that were directly relevant to the action requested in the resolution.

Unlike the *Chevron* and *Intel* proposals, the Proposal asks generally for a sustainability report on the Company's responses to "ESG-related issues" and almost as an afterthought throws in "including greenhouse gas emissions data and plans to manage emissions." The full text of the Proposal meanders among several diverse topics and provides little, if any, guidance to shareholders and the Company as to the action contemplated therein.

Additionally, the Response Letter incorrectly asserts that the Company's "argument has been flatly rejected by the Staff" because the "Staff has found proposals requesting sustainability reports using similar language are not excludable under Rule 14a-8(i)(3)."[3] Of course, we agree that the Staff has in the past concluded that certain proposals requesting sustainability reports are not excludable, but the only similarity between these proposals and the Proposal is the use of a few common words, such as *environmental, social, sustainability* and, in some instances, *governance* and *economic*. The Staff's review of proposals is more rigorous than looking for key words that have been present in prior acceptable proposals. Unlike the proposals referenced by the Response Letter, the Proposal is poorly drafted and unclear in purpose and scope.

Rule 14a-8(a) states that a proposal is a "recommendation or requirement that the company and or its board of directors take action" and that a proposal "should state as clearly as possible the course of action that you believe the company should follow." The Proposal fails to clearly state the intended course of action, and the Response Letter's references to external sources, such as sustainability reports by other companies and other proponents' shareholder proposals, do not provide adequate guidance for interpreting the Proposal. The Company continues to believe the Proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite.

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[1] Response Letter at 4.

[2] *Chevron Corporation* (March 12, 2009); *Intel Corporation* (March 13, 2009)

[3] Response Letter at 5 (referencing several "sustainability reports using similar language").

II. The Proposal relates to the ordinary business operations of the Company.

The Proposal requests that the Company engage in an evaluation of risk and does not present a significant policy issue. Accordingly, the Proposal relates to the ordinary business of the Company and may be excluded pursuant to Rule 14a-8(i)(7).

The Response Letter compares the Proposal to the shareholder proposal in *SunTrust*, which requested that the Board of Directors of SunTrust "prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change."[4] In *SunTrust*, the Staff did not allow exclusion under Rule 14a-8(i)(7) because "the proposal focuses primarily on climate change and sustainability."[5] We disagree that the Proposal is sufficiently comparable to the proposal in *SunTrust* as to require the same conclusion. The *SunTrust* proposal: (i) issued an unambiguous directive to the company regarding the actions to be taken and the substance of the contemplated report; (ii) provided detailed discussion of the contents of the contemplated report in the supporting statement, including guidelines and examples specific to the company; and (iii) used climate change language consistently throughout the recitals, the resolution and the supporting statement.

The Company is engaged primarily in the discovery and production of natural resources in several states and is presently subject to myriad environmental regulations at the federal, state and local levels in the areas in which it operates. SunTrust, on the other hand, is a financial institution. The Proposal's emphasis on strategic business considerations but without additional, specific guidance for the sustainability report has the effect of requesting that the Company engage in an internal assessment of the economic and financial risks and liabilities of the Company's ordinary business operations. This risk analysis is necessarily more integral to the Company's operations than it would be for other companies whose operations do not implicate a complex and extensive body of environmental regulatory law. Therefore, even if it would not constitute ordinary business for other companies, such as financial institutions, the risk analysis contemplated by the Proposal is an ordinary business item for the Company.

The recent Staff Legal Bulletin No. 14E (CF), Shareholder Proposals (October 27, 2009), reiterated that the Staff will focus on the "subject matter to which the risk pertains or that gives rise to the risk" in determining whether a proposal's underlying subject matter "transcends" the company's ordinary business and raises significant policy issues. The Proposal does not request that the Company evaluate or address any particular social policy issue. In the Response Letter, the Proponent asserts that the Proposal specifically requests the Company to address its plan to manage greenhouse gas emissions and notes that "just as in *Exxon*[6], the Proposal requests a report focusing on what the Company can do to manage its emissions of greenhouse gases."[7] We

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[4] *SunTrust Banks Inc.* (January 13, 2010).

[5] *Id.*

[6] "RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost." *ExxonMobil Corporation* (March 23, 2007).

[7] Response Letter at 9.

disagree. If the Proponent intended to request a report on the Company's plan to manage greenhouse gases, the Proponent could have used language substantially similar to the language in the *Exxon* proposal, as the Proponent has done in past submissions to other companies.[8] We must conclude that the Proponent made a deliberate choice not to use specific language regarding a report on the Company's management of greenhouse gas emissions in the Proposal. The Response Letter's attempt to manufacture a substantial policy issue to avoid exclusion under Rule 14a-8(i)(7) does not change the fact that the Proposal refers to greenhouse gas emissions once in the resolution and not at all in the recitals.

Based on the foregoing analysis and the additional analysis contained in the No-Action Request, we respectfully request that the Staff concur in the Company's opinion that the Proposal may be properly excluded from its 2010 proxy materials. We are submitting this letter to the Commission via e-mail to shareholderproposals@sec.gov and will concurrently email and mail a copy to the Proponent. Please transmit your response by fax to me at 214-758-8321, and contact information for the Proponent is provided below. Please call me at 214-758-1622 if we may be of any further assistance.

Very truly yours,



Connie S. Stamets

cc: **Proponent:**

Anne Sheehan, Director, Corporate Governance
California State Teachers' Retirement System Investments
Telephone: 916-414-7410; Fax: 916-414-7442
via email at asheehan@calstrs.com and mail

---

[8] "RESOLVED: Shareholders request that the Board of Directors prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations; and that the company should submit this report to shareholders by December 31, 2008. Such a report will omit proprietary information and be prepared at reasonable cost. " *ONEOK, Inc.* (February 25, 2008); *see also Spectra Energy Corp.* (March 2, 2009).



485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

February 22, 2010

Via Email (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Chesapeake Energy Corporation--Shareholder Proposal of California State Teachers' Retirement System

Ladies and Gentlemen:

We have been asked by California State Teachers' Retirement System ("CalSTRS") to respond to Chesapeake Energy Corporation's ("CEC" or the "Company") February 8, 2010 letter ("No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") concerning a shareholder proposal (the "Proposal") that CalSTRS submitted to the Company for inclusion in the proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (the "Proxy Materials"). The Proposal requests that CEC prepare a "sustainability report describing the company's short- and long-term responses to ESG-related [environmental, social, and governance] issues, including greenhouse gas emissions and plans to manage emissions."

CEC argues that the proposal is excludable under Rule 14a-8(i)(3) because it is unduly vague. *See* No Action Request at 2-4. This argument is without merit as CalSTRS' request is unambiguous and numerous companies have published similar sustainability reports relating to ESG factors.

CEC also argues that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to an evaluation of risk and seeks to micro-manage the Company. *See* No Action Request at 4-7. Because the Proposal focuses on significant policy issues that transcend day-to-day business matters, the Proposal is not excludable under Rule 14a-8(i)(7). Furthermore, merely requesting that CEC write a sustainability report is not an attempt to micro-manage how the Company conducts its business.



The Proposal states:

WHEREAS:

We believe that sustainability reporting on environmental, social and governance (ESG) business practices makes a company more responsive to the global business environment, an environment with finite natural resources, evolving legislation, and increasing public expectations of corporate behavior. Reporting also helps companies better integrate and gain strategic value from existing corporate social responsibility efforts, identify gaps and opportunities, develop company-wide communications, publicize innovative practices and receive feedback.

Many companies are preparing sustainability reports which provide disclosure on how they are positioning themselves to be viable long-term investments. According to a 2008 KPMG report on sustainability reporting, of the 250 Global Fortune companies, 79% produce reports compared to 52% in 2005. Of the 100 top U.S. companies by revenue, 73% produce reports compared to 32% in 2005. Increasingly, companies are identifying ESG factors relevant to their business and addressing them strategically through sustainability programs and reports.

Transparency on climate change is particularly crucial as it is one of the most financially significant environmental issues currently facing investors. The Intergovernmental Panel on Climate Change's 2007 report observed that, "taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and increase over time."

The Carbon Disclosure Project (CDP), representing 475 institutional investors globally with $55 trillion in assets, annually requests disclosure from companies on their climate change management programs. Companies are increasingly providing this climate change disclosure. The response rate to the 2009 CDP for the S&P 500 was 66%, compared to a response rate of 47% to the 2006 survey.

Chesapeake Energy has not prepared a sustainability report and did not respond to the questions presented in the 2009 CDP survey, instead providing limited information on the company's climate change management efforts.

According to Chesapeake Energy's 2009 annual report, the company acknowledges that natural gas and oil drilling and producing operations can be hazardous and may expose the Company to environmental liabilities. The 2009 annual report also states that climate-related legislation and other regulatory initiatives may result in compliance obligations with respect to the release, capture and use of carbon dioxide that could have an adverse effect on Company operations.

In a recent Newsweek analysis assessing the environmental performance of companies, Chesapeake Energy ranked 402 out of 500 companies that were considered and ranked 27 out of 31 oil and gas companies that were considered.

RESOLVED

Shareholders request that the Board of Directors issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including greenhouse gas emissions data and plans to manage emissions. The sustainability report should also include a company-wide review of policies, practices, and metrics related to ESG issues. The report should be prepared at reasonable cost, omitting proprietary information, and made available to shareholders by November 30, 2010.

DISCUSSION

I. The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because It Clearly Requests CEC To Draft A Sustainability Report Describing The Company's Response To Environmental, Social, And Governance Issues

CEC may not exclude the Proposal under Rule 14a-8(i)(3) for being vague and indefinite. Companies may only exclude a shareholder proposal for vagueness under Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires— this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin 14B.

The Proposal calls for a sustainability report describing the Company's "policies, practices, and metrics related to ESG issues." The language in the Proposal should not perplex either shareholders or the Company as the request is entirely clear. Indeed, many companies issue sustainability reports similar to the one described in the Proposal that discuss ESG issues. Below are excerpts from a few examples of such sustainability reports:

3M Co, 2009 Sustainability Progress at 2 (attached as Exhibit A):

3M's sustainability policies and practices are directly linked to our fundamental corporate values:

- Act with uncompromising honesty and integrity in everything we do.
- Satisfy our customers with innovative technology and superior quality, value and service.
- Provide our investors an attractive return through sustainable, global growth.

- Respect our social and physical environment around the world.
- Value and develop our employees' diverse talents, initiative and leadership.
- Earn the trust and admiration of all those associated with 3M worldwide.

Ford Motor Co., 2008/9 Blueprint for Sustainability: Our Future Works at 1 (attached as Exhibit B):

> [O]ur blueprint for sustainability and our commitment to pursuing it have not changed. Our vision is to provide sustainable transportation that is affordable in every sense of the word: socially, environmentally and economically.

PepsiCo, Inc., Performance with Purpose, PepsiCo Corporate Citizenship Report 2008 at inside cover (attached as Exhibit C):

> As one of the world's largest food and beverage companies, we recognize our responsibility to help make a positive contribution in a world that continues to experience unprecedented economic, environmental, and social challenges. In this overview, we share our progress in addressing these challenges, identify where we believe we can have the most impact, and acknowledge our opportunities for continued improvement.

AT&T Inc., AT&T Citizenship and Sustainability Report 2008, Connecting for a Sustainable Future at 42 (attached as Exhibit D):

> Corporate Governance: Our ability to "connect people with their world" is based on many factors, including cutting-edge technology, great service and the hard work of skilled employees. But one of the most important factors is trust – the confidence to do business with AT&T, knowing we always adhere to the highest ethical standards.

In light of the fact that some of the largest companies in the United States issue sustainability reports similar to the one described in the Proposal, CEC's argument that the Proposal is vague rings hollow. Indeed, CEC concedes, as it must, that the Staff has found that a request to issue a sustainability report is not vague or misleading. *See* No Action Request at 3 (citing *Chevron Corp.*, 2009 SEC No-Act. LEXIS 281 (March 24, 2009) (finding no basis to exclude a proposal "requesting a report on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and the company's reputation"); *Intel Corp.*, 2009 SEC No-Act. LEXIS 611 (March 13, 2009) (finding no basis to exclude a proposal requesting "that the board create a comprehensive policy articulating the company's respect for and commitment to the Human Right to Water")).

CEC nevertheless argues that the Proposal is vague because the term "'ESG Issues' without additional context or further elaboration make the Proposal so inherently vague and indefinite as to be subject to myriad and varying interpretations . . ." As an initial matter, "ESG issues" is clearly defined in the proposal to signify environmental, social, and governance issues. The Staff has found proposals requesting sustainability reports using similar language are not excludable under Rule 14a-8(i)(3). *See, e.g., SunTrust Banks, Inc.*, 2010 SEC No-Act. LEXIS 34 (Jan. 13, 2010) (requesting report on "long-term ***social*** and ***environmental*** sustainability" that should contain "***governance*** practices related to climate change and sustainability") (emphasis added) ("*SunTrust*"); *Texas Industries, Inc.*, 2007 SEC No-Act. LEXIS 541 (July 27, 2007) (finding no basis to exclude proposal under Rule 14a-8(i)(3) that requested the company issue a sustainability report, which the supporting statement defined as "disclosing an organization's ***economic, environmental, and social performance***") (emphasis added); *The Kroger Co.*, 2006 SEC No-Act. LEXIS 405 (March 26, 2006) (finding no basis to exclude a proposal under Rule 14a-8(i)(3) that requested the company prepare a sustainability report that provided a "review of current company policies and practices related to ***social, environmental, and economic*** sustainability"); *Terex Corporation*, 2005 SEC No-Act. LEXIS 436 (March 18, 2005) (finding no basis to exclude proposal under Rule 14a-8(i)(3) that requested "that Terex disclose its ***social, environmental and economic performance*** by issuing annual sustainability reports") (emphasis added). Thus, CEC's argument that the language of the Proposal is too vague for the Company to implement has been flatly rejected by the Staff.

CEC attempts to save its argument by stating the proposal is vague because "the greenhouse gas ("GHG") emissions language in the resolution is not in the recitals of the Proposal." No Action Request at 3. However both the Proposal's resolution and "whereas" clause – which states that CEC did not respond to a Carbon Disclosure Project questionnaire and that CEC may be subject to regulation concerning the capture, release, and use of carbon dioxide – reference greenhouse gases. There is no ambiguity here; CalSTRS requests that the sustainability report contain a discussion of CEC's "greenhouse gas emissions data and plans to manage emissions."

The Proposal is materially different from the proposal in *Wendy's International, Inc.*, 2006 SEC No-Act. LEXIS 244 (Feb. 24. 2006) (cited in the No Action Request at 4) that called for the board of Wendy's to "issue interim reports to shareholders that detail the progress made toward 'accelerating development' of controlled-atmosphere killing ("CAK")," a humane way to kill chickens. Wendy's argued that the proposal was vague because it was unclear how the company could accelerate development of CAK, given that the company "does not raise, transport, or slaughter animals." *Id.* at *23. In *Bank of America Corp.*, 2008 SEC No-Act. LEXIS 295 (Feb 25, 2008) (cited in the No Action Request at 3-4), the staff deemed a proposal requesting the company to "amend its greenhouse gas emissions policies to observe a moratorium on all financing, investment, and further involvement in activities that support MTR [mountaintop removal coal mining] coal mining or the construction of new coal-burning power plants that emit carbon dioxide." Bank of America argued that the proposal was vague because it could not determine the necessary steps to observe such a moratorium. *See id.* at *55-56. The company questioned whether it could, for example, cash a check from an MTR mining company or do business with a utility company that had a coal burning plant. *See id.* There is no similar ambiguity with the Proposal. It merely requests that CEC issue a sustainability report as many other companiesy's already do.

II. The Proposal Is Not Excludable Under Rule 14a-8(i)(7) Because The Underlying Subject Matter Of The Proposal Raises Significant Policy Issues

Rule 14a-8(i)(7) allows companies to exclude shareholder proposals that "deal[] with a matter relating to the company's ordinary business operations." The Staff recently clarified its position on Rule 14a-8(i)(7) in SLB 14E.

Prior to SLB 14E, the Staff applied the following analytical framework to determine whether or not to exclude a proposal under Rule 14a-8(i)(7):

> To the extent that a proposal and supporting statement have focused on a company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations, we have permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).

In SLB 14E, however, the Staff noted that it was "concerned that [its] application of the analytical framework . . . may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." Instead of focusing on whether a proposal requires an evaluation of risk, the Staff "will instead focus on the subject matter to which the risk pertains or that gives rise to the risk." SLB No. 14E. The Staff stated:

> In . . . cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable

Thus, the mere fact that a "proposal and supporting statement relates to the company engaging in an evaluation of risk" is not sufficient to exclude a proposal that deals with significant policy issues. However, where "a proposal's underlying subject matter involves an ordinary business matter to the company," it is generally excludable under Rule 14a-8(i)(7).

Furthermore, a company may exclude a "proposal [that] seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

A. <u>A Request To Draft A Sustainability Report On ESG-Related Issues Was Recently Deemed Not Excludable Under Rule 14a-8(i)(7) By The Staff</u>

In *Sun Trust*, the proponent submitted a shareholder proposal similar to CalSTRS' Proposal, which stated: "Shareholders request that the Board of Directors prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change." *Sun Trust*, 2010 SEC No-Act. LEXIS 34, at *23. It further stated: "The report should include the company's definition of sustainability and a company-wide review of policies, practices, and metrics related to long-term social and environmental sustainability." Concerning governance, the proposal in *Sun Trust* stated: "Examples of topics that should be reviewed in the report include . . . governance practices related to climate change and sustainability[.]"

Similar to CEC (No Action Request at 5), Sun Trust argued that the proposal focused on business and competition issues, not on broader environmental and social concerns, and was therefore excludable. *See id.* at 19. The *Sun Trust* proposal stated:

- "Current and pending climate-related public policies present important new business risks and opportunities for SunTrust."
- "SunTrusts's industry peers are implementing substantial new policies, programs, and objectives related to climate change and reducing their direct and indirect GHG emissions."

Id. at *21-22.

Nevertheless, the Staff found no basis to exclude the proposal under Rule 14a-8(i)(7), stating: "[W]e are unable to agree with your assertion that the proposal focuses on business and competitive issues. In our view, the proposal focuses primarily on climate change and sustainability." *Id.* at *22.

Similar to the proposal in *Sun Trust*, CalSTRS' Proposal requests that the Company draft a "sustainability report" detailing the "[C]ompany's short- and long-term responses to ESG-related issues, including greenhouse gas emissions data and plans to manage emissions." Thus, like the proposal in *Sun Trust*, the Proposal focuses on sustainability and climate change not on business risks.

B. A Request To Issue A Sustainability Report Deals Primarily With Significant Policy Issues, Not Ordinary Business Matters

Ignoring *Sun Trust*, CEC argues that the Proposal "fundamentally requests that the Company undertake an internal assessment of the economic and financial risks and liabilities of the Company's ordinary business operations." No Action Letter at 5. It bears repeating, the Proposal merely requests the "Board of Directors issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including greenhouse gas emissions data and plans to manage emissions." Such sustainability reports are not excludable under Rule 14a-8(i)(7). *See e.g.*, *Lehman Brothers Holdings Inc.*, 2008 SEC No-Act. LEXIS 57 (Jan. 29, 2008) (finding no basis to exclude under Rule 14a-8(i)(7) a proposal that "requests that the board of directors prepare an environmental sustainability report."); *Dean Foods Company*, 2005 SEC No-Act. LEXIS 479 (March 25, 2005) (finding no basis to exclude under Rule 14a-8(i)(7) a proposal that "requests that Dean disclose its social, environmental and economic performance by issuing annual sustainability reports").

The No-Action Request, however, takes issue with the following statements in the Proposal, arguing that they request that the Company engage in an assessment of risk of ordinary business operations:

- We believe that sustainability reporting on environmental, social and governance (ESG) business practices makes a company more responsive to the global business environment.

- Reporting also helps companies better integrate and gain strategic value from existing corporate social responsibility efforts, identify gaps and opportunities, develop company-wide communications, publicize innovative practices and receive feedback.

- Transparency on climate change is particularly crucial as it is one of the most financially significant environmental issues currently facing investors. The Intergovernmental Panel on Climate Change's 2007 report observed that, "taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and increase over time."

As an initial matter, these statements do not request that the Company do anything, never mind engage in an assessment of risk. Each of these statements describes potential benefits of issuing a sustainability report. As *Sun Trust* made clear, the fact that the Proposal explains that issuing a sustainability report may create long-term shareholder value does not change the nature of the Proposal to require an evaluation of risk. In another similar case, *Wendy's International Inc*, 2006 SEC No-Act. LEXIS 217, at *86-87 (Feb. 21, 2006) the proponent requested the company adopt a sustainability report that stated:

- Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term.

- McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

The Staff was unable to concur with Wendy's that the proposal could be excluded under Rule 14a-8(i)(7). Thus, in *Sun Trust* and *Wendy's*, the Staff has made clear that a proposal stating why issuing a sustainability report benefits a company is not excludable under Rule 14a-8(i)(7).

The Proposal is clearly distinguishable from proposals in No Action Letters cited by CEC that requested companies to evaluate risk, including the risks of increasing regulation. *See* No Action Request at 6 (citing *CONSOL Energy Inc.*, 2009 SEC No-Act. LEXIS 174 (Feb. 23,

2009) (finding a basis to exclude under Rule 14a-8(i)(7) a proposal that requested "a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations"); *General Electric Co.*, (Jan. 9, 2009) (finding a basis to exclude under Rule 14a-8(i)(7) a proposal that requested the company "to prepare a report addressing the potential costs and benefits to the company of divesting its nuclear energy investment in the near future, and of investing instead in renewable energy"); *Foundation Coal Holdings, Inc.*, 2009 SEC No-Act. LEXIS 224 (March 11, 2009) (finding a basis to exclude under Rule 14a-8(i)(7) a proposal that requested the company to issue a report "on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products"); *Arch Coal, Inc.*, 2008 SEC No-Act. LEXIS 205 (Jan. 17, 2008) (finding a basis to exclude under Rule 14a-8(i)(7) a proposal that requested the company to issue a report "on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product.")). Furthermore, to the extent that the Staff excluded these proposals solely because they required an evaluation of risk without analyzing whether the subject matter of the proposals "transcends the day-to-day business matters of the company," such proposals may no longer be deemed excludable. *See* SLB 14E.

The No Action Request also argues that the Proposal is excludable under Rule 14a-(i)(7) because it does not "specify a single social policy issue that the Company is requested to review or address, nor does it make clear what social issues the report would remedy." No Action Request at 8. This argument is without merit. The Staff has found no basis to exclude proposals requesting sustainability reports under Rule 14a-8(i)(7), even where the proposal gave management discretion to choose the specific topics addressed by the sustainability report. *See Sun Trust*, 2010 SEC No-Act. LEXIS 34, at *23 (proposal requesting a sustainability report stating that "[t]he report should include the company's definition of sustainability"); *Wendy's International, Inc.*, 2005 SEC No-Act. LEXIS 221 (Feb. 10, 2005) (same). Thus, a request to write a sustainability report transcends a company's ordinary business even where the proposal does not specifically detail which issues the report should address.

Furthermore, contrary to CEC's arguments, the proposal does specifically request the Company to address its plans to manage greenhouse gas emissions. Proposals that request such reports are clearly not excludable under Rule 14a-8(i)(7). *See, e.g., Exxon Mobil Corporation*, 2007 SEC No-Act. LEXIS 391 (March 23, 2007) (finding no basis to exclude under Rule 14a-8(i)(7) proposal requesting "that the board adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the company's products and operations, and that the company report to shareholders . . . on its plans to achieve these goals").[1]

[1] CalSTRS proposal is materially different from the proposal in *OGE Energy Corp.*, 2008 SEC No-Act. LEXIS 321 (Feb 27, 2008) (cited in the No Action Request at 8), which requested that "the board provide a report describing how the company is assessing the impact of climate change on the company." Here, just as in *Exxon*, the Proposal requests a report focusing on what the Company can do to manage its emissions of greenhouse gases. On the same day that the Staff ruled against the proponent of the OGE Energy proposal cited in the No Action Request, it found a proposal similar to CalSTRS' Proposal was not excludable. *See OGE Energy Corp.* 2008 SEC No-Act. LEXIS 225

C. The Proposal Does Not Seek To Micro-Manage The Company

The Staff has rejected CEC's argument that requesting companies to write sustainability reports concerning the environmental impacts of its operations do not constitute micro-management. *See PPG Industries, Inc.*, 2010 SEC No-Act. LEXIS 48 (Jan. 15, 2010) (requesting "the board to prepare a report to shareholders on how the company ensures that it responsibly discloses its environmental impacts in all of the communities in which it operates"; "In our view, the proposal focuses primarily on the environmental impacts of PPG's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that PPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."). Indeed, CEC contends the Proposal would "leave[] it to the Company to select issues for discussion" in the sustainability report. *See* No Action Request at 7. This certainly does not sound like micro-managing.

CONCLUSION

For the forgoing reasons, CalSTRS respectfully requests that the Staff decline to concur in CEC's view that it may exclude the Proposal under Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

Please do not hesitate to contact the undersigned at 302-622-7065 should you have any questions concerning this matter or should you require any additional information.

Sincerely,



Michael J. Barry

MJB/rm
Enclosure

cc: Connie S. Stamets, Esquire

(Feb. 27, 2008) (finding no basis to exclude proposal under Rule 14a-8(i)(8) requesting "that the board prepare a report concerning the feasibility of adopting quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's operations").

TABLE OF CONTENTS

Exhibit A: 3M Co, 2009 Sustainability Progress

Exhibit B: Ford Motor Co., 2008/9 Blueprint for Sustainability: Our Future Works

Exhibit C: PepsiCo, Inc., Performance with Purpose, PepsiCo Corporate Citizenship Report 2008

Exhibit D: AT&T Inc., AT&T Citizenship and Sustainability Report 2008, Connecting for a Sustainable Future

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Connie S. Stamets

214.758.1622 Office
214.758.8321 Fax

connie.stamets@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2711

February 8, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chesapeake Energy Corporation: Intention to Omit Shareholder Proposal from CalSTRS Requesting a Sustainability Report on ESG Issues

Ladies and Gentlemen:

This letter is to inform you that Chesapeake Energy Corporation (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2010 annual meeting of shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal and statement in support thereof dated January 11, 2010 (the "Proposal") from the California State Teachers' Retirement System (the "Proponent"). The Proponent's letter setting forth the Proposal is attached hereto as Attachment A.

On behalf of the Company, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the Proposal may be properly excluded from the 2010 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being emailed and mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2010 Proxy Materials.

The Company intends to file its definitive 2010 Proxy Materials with the Commission on or about April 30, 2010. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not later than 80 days before the Company intends to file its 2010 Proxy Materials.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that the Board of Directors issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including greenhouse gas emissions data and plans to manage emissions. The sustainability report should also include a company-wide review of policies, practices, and metrics related to ESG issues. The report should be prepared at reasonable cost, omitting proprietary information, and made available to shareholders by November 30, 2010.

BASES FOR EXCLUSION

As discussed more fully below, we respectfully request that the Staff concur with the Company's view that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

I. Rule 14a-8(i)(3) – The Proposal is Impermissibly Vague and Indefinite.

The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

A. Excludability Under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (CF), Shareholder Proposals (September 15, 2004), the Staff stated that a Company may seek to exclude or modify a statement if the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

B. The Proposal is Inherently Vague and Indefinite.

It is the Company's belief that the Proposal is sufficiently vague and indefinite as to be misleading, and that substantial inconsistencies between the resolution and the recitals of the Proposal would cause uncertainty as to the matter being voted upon. The Proposal leaves key terms undefined and does not provide sufficient guidance to enable the Company to take the requested action without making numerous assumptions regarding the Proponent's intent.

The Proposal requests that the Company prepare a sustainability report on the Company's responses to "ESG issues," including a review of the Company's "policies, practices, and metrics" related thereto. Although the Proponent does not provide a definition for "ESG issues" in the resolution, recitals in the Proposal reference "environmental, social and governance (ESG) business practices [that make] a company more responsive to the global business environment." Reporting on such a broad subject matter would be unduly burdensome for the Company, as environmental, social and governance issues implicate virtually all of the Company's operational activities, from the manner in which the Company undertakes operations to the welfare of the communities in which the Company operates to the compensation of the Company's employees.

Unlike shareholder proposals that request sustainability reports on more narrowly-defined subjects (see, e.g., *Chevron Corporation* (March 12, 2009) (no basis for excluding as vague and indefinite a proposal requesting report on company's assessment of host country laws with respect to their adequacy to protect health, the environment and the company's reputation); *Intel Corporation* (March 13, 2009) (no basis for excluding as vague and indefinite a proposal requesting creation of comprehensive policy articulating commitment to the "Human Right to Water")), the Proposal essentially seeks a "company-wide review" of vague and indefinite aspects of the Company's operations that implicate any environmental, social or governance issues. Does the Proposal seek a review of environmental compliance generally? Would it include the Company's efforts to act as a good corporate citizen in the communities in which it operates? Does the Proponent have in mind an analysis of the economic and governance theories underlying the Company's corporate governance documents? The use and general description of the term "ESG issues" without additional context or further elaboration make the Proposal so inherently vague and indefinite as to be subject to myriad and varying interpretations by both voting shareholders and the Company.

The numerous references to climate change in the recitals of the Proposal further cloud the intended subject matter of the requested report since no language regarding climate change is in the resolution itself. Conversely, the greenhouse gas ("GHG") emissions language in the resolution is not present in the recitals of the Proposal, although there is mention of the "release, capture and use of carbon dioxide" by the Company. The inconsistencies among the various terms relating to the environment used by the Proponent and the use of certain terms in different parts of the Proposal to the exclusion of others emphasize the vagueness of the "ESG issues" that are to be included in the requested report.

In the past, the Staff has permitted the exclusion of proposals involving vague and indefinite determinations such that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal were approved. *See Bank of America Corp.* (February 25, 2008) (excluding a proposal requesting a "moratorium on all financing, investment and further involvement in activities that support [mountain top removal] coal mining or the construction of new coal-burning power plants that emit carbon dioxide"); *Wendy's International, Inc.* (February 24. 2006) (excluding a proposal requesting a report on the company's progress on "accelerating development of controlled-atmosphere killing"). Additionally, when a proposal is so inherently vague and indefinite that the shareholders and the company cannot determine with specificity the action intended by the proponent, the proposal may also be misleading in that any action taken by the company in implementing the proposal may differ significantly from the action envisioned by the shareholders in approving the proposal. *Bank of America Corp.* (February 25, 2008).

In sum, the Proponent employs a variety of environmental and social policy buzzwords throughout the Proposal, but does too little to weave them together into a coherent statement or request. The Proposal is so vague and indefinite that the shareholders and the Company would be unable to determine with any certainty the intended subject matter of, and the scope of the action requested by, the Proposal.

II. Rule 14a-8(i)(7) – The Proposal Relates to the Ordinary Business Operations of the Company.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

A. Excludability Under Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(7) is intended to exclude proposals that "involve business matters that are mundane in nature and do not involve any substantial policy or other considerations." Exchange Act Release No. 34-12999 (November 2, 1976). As the Commission has explained, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations.

The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implementing complex policies. Exchange Act Release No. 34-40018 (May 21, 1998).

The Staff has recently shifted its focus regarding proposals that seek to have the company engage in an internal assessment of risk. In Staff Legal Bulletin No. 14C (CF), Shareholder Proposals (June 28, 2005) ("SLB 14C"), the Staff noted that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." In the recent Staff Legal Bulletin No. 14E (CF), Shareholder Proposals (October 27, 2009) ("SLB 14E"), the Staff stated that the focus will not be on whether the proposal calls for an assessment of risk, but rather on the "subject matter to which the risk pertains or that gives rise to the risk." In cases where the underlying subject matter involves an ordinary business matter to the company, the proposal will generally be excludable under Rule 14a-8(i)(7). However, in certain cases where a proposal's underlying subject matter "transcends" the company's ordinary business and raises significant policy issues, the proposal will not be excludable under Rule 14a-8(i)(7).

B. The Underlying Subject Matter of the Proposal Involves an Ordinary Business Matter – Evaluation of Risk.

In requesting a report of the Company's response to ESG-related issues, the Proposal requests that the Company undertake an internal assessment of risk of the type which the Staff has long viewed as a day-to-day business activity that is not properly the subject of shareholder oversight. The language used by the Proponent in the recitals of the Proposal indicates that the Proposal focuses on an evaluation of the economic and financial risks posed to the Company by ESG issues. The Proponent emphasizes business in the only defining statement regarding ESG: "environmental, social and governance (ESG) *business* practices [that make] a company more responsive to the global *business* environment" (emphasis added). Such emphasis indicates that the Proponent believes that ESG issues meriting consideration by the Company are necessarily business-related, placing them squarely within the realm of ordinary business operations. Furthermore, the Proposal seems ultimately focused on economic business decisions by its emphasis on gaining "strategic value," addressing ESG factors "strategically" and the importance of companies being "viable long-term investments." Additional language describing climate change as a "financially significant" issue and referring to the "net damage costs of climate change" over time bolster the interpretation.

The Proposal fundamentally requests that the Company undertake an internal assessment of the economic and financial risks and liabilities of the Company's ordinary business operations in the context of ESG issues. However, the Proposal does not clarify or narrow the intended meaning of ESG issues, describing them only as "environmental, social, and governance business practices." It is the Company's belief that such a broad description encompasses substantially all of the Company's ordinary business operations. The effect of the Proposal, then, is to request that the Company undertake an assessment of the risks and liabilities associated with the operation of the Company's natural gas exploration, production, transportation and marketing businesses. While the Company constantly evaluates such risks and liabilities as part of its day-to-day business operations, the preparation of a report of the type contemplated by the Proposal would be costly and unduly burdensome. Moreover, the requested internal evaluation of the Company's ordinary business activities and associated risks is best handled by management rather than shareholders. The Commission has concurred with the exclusion of such proposals under Rule 14a-8(i)(7) in several no-action letters. *See, e.g., CONSOL Energy Inc.* (February 23, 2009) (excluding a proposal requesting a report on how the company is responding to growing pressure to reduce the social and environmental harm from carbon dioxide emissions associated with the company's operations); *General Electric Co.* (January 9, 2009) (excluding a proposal requesting the company to evaluate the costs and benefits of investing in renewable rather than nuclear energy).

The central focus of the Proposal is similar to that of a pair of shareholder proposals for which the Staff recently permitted exclusion under Rule 14a-8(i)(7). *See Foundation Coal Holding, Inc.* (March 11, 2009); *Arch Coal, Inc.* (January 17, 2008). Each proposal requested a report on the company's response to "rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and the use of its primary products" that would, in effect, have required the companies to summarize their ordinary business operations of mining, processing and marketing coal. The Proposal, like the Foundation and Arch proposals, necessarily involves an internal assessment by management of risk to the Company of its day-to-day business operations, and accordingly is properly excludable under Rule 14a-8(i)(7).

C. The Proposal Seeks to Micro-Manage the Company.

To the extent that the Proposal requests that the Company compile data on greenhouse gas emissions and formulate a plan to "manage emissions," the Proposal invites shareholders to participate in a complex decision-making process that is most appropriately delegated to management. The decision of whether and how to manage GHG emissions is essentially a business decision that rests with the Company's management, and accordingly is not the proper subject of shareholder oversight. The subject of GHG emissions by the Company, and especially any policy relating to the management thereof, is a complex issue that is highly technical in nature. The Company is presently subject to myriad air pollution and related regulations at the federal, state and local levels in the areas in which it operates, and the Company utilizes significant resources and personnel to ensure compliance with these and other environmental regulations. Although the Company is unable to predict with any certainty the requirements that future environmental regulations may impose on the Company with regard to GHG and other emissions, it is certain that management, rather than the shareholders, will be best able to evaluate, with assistance from the Company's policy and technical experts, the Company's compliance with such future laws at such time.

As with almost all industries, the Company produces GHG emissions from its day-to-day operations, primarily from the use of internal combustion engines that emit carbon dioxide and from fugitive emissions of methane. However, the entire U.S. natural gas industry, which consists of hundreds of companies providing production, processing, transmission and storage and distribution services, accounts for only 3.2% of the country's total GHG emissions.[1] As an environmentally conscious corporate citizen, the Company continuously evaluates its activities and has detailed policies, practices and procedures in place to ensure compliance with laws and regulations. Indeed, such ongoing evaluation is an integral part of the Company's day-to-day business as it endeavors to operate its facilities in a clean, safe, efficient and environmentally acceptable manner. Additionally, the Company constantly monitors the regulatory landscape for future developments that could impact the Company's operations. With respect to any future regulation of GHG emissions, the Company believes that it is well-positioned among its peers to comply with laws limiting or requiring offset of carbon dioxide emissions. Further, because natural gas is a clean-burning fuel that emits 44% less carbon dioxide than coal and 25% to 30% less carbon dioxide than oil, the Company believes that the domestic natural gas industry will be an integral part of any comprehensive plan to meaningfully reduce the country's GHG emissions.

D. The Proposal Does Not Raise Substantial Policy Issues.

The Proposal does not request that the Company evaluate or address any particular social policy issue. Instead, the Proposal requests that the Company issue a report on its responses to the ESG issues it faces, with some attention to GHG emissions. Nor does the Proposal insinuate that the production of such a report would address a significant policy issue. In fact the Proponent fails to define which "ESG issues" would merit inclusion in such a report, leaving it to the Company to select the issues for discussion. The recitals implicate climate change, but such language is absent in the text of the shareholder resolution itself. In accordance with SLB 14C, the Company seeks to exclude the Proposal as requiring that the Company engage in an "internal assessment of the risks and liabilities that the Company faces as a result of its operations that may adversely affect the environment or the public's health."

[1] Coverage of Natural Gas Emissions and Flows under a Greenhouse Gas Cap-and-Trade Program; ICF Internationals, for the Pew Center on Global Climate Change.

As noted above, the recent SLB 14E reiterated that the Staff will focus on the "subject matter to which the risk pertains or that gives rise to the risk" in determining whether the proposal's underlying subject matter "transcends" the company's ordinary business and raises significant policy issues. Rather than involving broad social and environmental policies, the Proposal merely directs the Company to undertake an extensive risk assessment and to report the findings to shareholders. The somewhat inconsistent use of terms such as "greenhouse gas emissions" and references to climate change and environmental liabilities are disjointed attempts to make the Proposal appear to involve at least one social policy issue sufficiently significant to avoid exclusion (though without conclusively indicating which one) and to mask the fact that the Proponent is actually focusing on ordinary business decisions involving risk. *See OGE Energy Corp.* (February 27, 2008) (omitting under Rule 14a-8(i)(7) proposal requesting the company issue a report setting forth its assessment of the impact of climate change on the company as relating to evaluation of risk despite veiled language). The Staff has permitted the exclusion of proposals requesting the board to issue a report disclosing the risks to the company associated with certain emissions and the benefits of committing to reduce such emissions as relating to evaluation of risk despite inclusion of social policy language. See *Xcel Energy Inc.* (April 1, 2003); *Cinergy Corp.* (February 5, 2003). As in those cases, the Proposal does not specify a single social policy issue that the Company is requested to review or address, nor does it make clear what social issues the report would remedy.

In sum, the Proposal seeks an undertaking of an internal assessment of the risks and liabilities faced by the Company in its day-to-day business operations and, as such, is fundamentally related to the Company's ordinary business operations. Accordingly, the Proposal does not rise to the level of a substantial social policy concern and may be properly excluded under Rule 14a-8(i)(7).

* * *

CONCLUSION

Based on the foregoing, we respectfully request that the Staff concur in the Company's opinion that the Proposal may be properly excluded from its 2010 Proxy Materials. Please transmit your response by fax to the undersigned at 214-758-8321. Contact information for the Proponent and a fax number for a Company contact are provided below. Please call me at 214-758-1622 if we may be of any further assistance in this matter.

Very truly yours,



Connie S. Stamets

Enclosures

cc: **Proponent:**

Anne Sheehan
Director, Corporate Governance
California State Teachers' Retirement System Investments
100 Waterfront Place, MS-04
West Sacramento, California 95605-2807
Telephone: 916-414-7410
Fax: 916-414-7442
via email at asheehan@calstrs.com and mail

Attachment A

Shareholder Proposal from California State Teachers' Retirement System


CALSTRS
HOW WILL YOU SPEND YOUR FUTURE?

California State Teachers'
Retirement System
Investments
100 Waterfront Place, MS-04
West Sacramento, CA 95605-2807
(916) 414-7410 Fax (916) 414-7442
asheehan@calstrs.com

January 11, 2010

Jennifer M. Grigsby,
Senior Vice President, Treasurer & Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

Dear Jennifer M. Grigsby:

Enclosed, please find a CalSTRS shareholder proposal calling for Chesapeake Energy to prepare a sustainability report, our supporting statement, and our ownership verification letter from our custodian, State Street Bank. We are submitting this proposal to you for inclusion in the next proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

CalSTRS is the beneficial owner of more than $2,000 in market value of the company's stock and has held such stock continuously for over one year. Furthermore, CalSTRS intends to continue to hold the company's stock through the date of the 2010 annual meeting.

Please feel free to contact Brian Rice at (916) 414-7413 to discuss the contents of the proposal.

Sincerely,

Anne Sheehan
Director, Corporate Governance

Enclosures

cc: Aubrey K. McClendon, Chairman of the Board and Chief Executive Officer

CHESAPEAKE ENERGY SUSTAINABILITY REPORT RESOLUTION

WHEREAS:

We believe that sustainability reporting on environmental, social and governance (ESG) business practices makes a company more responsive to the global business environment, an environment with finite natural resources, evolving legislation, and increasing public expectations of corporate behavior. Reporting also helps companies better integrate and gain strategic value from existing corporate social responsibility efforts, identify gaps and opportunities, develop company-wide communications, publicize innovative practices and receive feedback.

Many companies are preparing sustainability reports which provide disclosure on how they are positioning themselves to be viable long-term investments. According to a 2008 KPMG report on sustainability reporting, of the 250 Global Fortune companies, 79% produce reports compared to 52% in 2005. Of the 100 top U.S. companies by revenue, 73% produce reports compared to 32% in 2005. Increasingly, companies are identifying ESG factors relevant to their business and addressing them strategically through sustainability programs and reports.

Transparency on climate change is particularly crucial as it is one of the most financially significant environmental issues currently facing investors. The Intergovernmental Panel on Climate Change's 2007 report observed that, "taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and increase over time.'

The Carbon Disclosure Project (CDP), representing 475 institutional investors globally with $55 trillion in assets, annually requests disclosure from companies on their climate change management programs. Companies are increasingly providing this climate change disclosure. The response rate to the 2009 CDP for the S&P 500 was 66%, compared to a response rate of 47% to the 2006 survey.

Chesapeake Energy has not prepared a sustainability report and did not respond to the questions presented in the 2009 CDP survey, instead providing limited information on the company's climate change management efforts.

According to Chesapeake Energy's 2009 annual report, the company acknowledges that natural gas and oil drilling and producing operations can be hazardous and may expose the Company to environmental liabilities. The 2009 annual report also states that climate-related legislation and other regulatory initiatives may result in compliance obligations with respect to the release, capture and use of carbon dioxide that could have an adverse effect on Company operations.

In a recent Newsweek analysis assessing the environmental performance of companies, Chesapeake Energy ranked 402 out of 500 companies that were considered and ranked 27 out of 31 oil and gas companies that were considered.

RESOLVED

Shareholders request that the Board of Directors issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including greenhouse gas emissions data and plans to manage emissions. The sustainability report should also include a company-wide review of policies, practices, and metrics related to ESG issues. The report should be prepared at reasonable cost, omitting proprietary information, and made available to shareholders by November 30, 2010.